UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*

 SIYATA MOBILE INC (SYTA US)
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

83013Q509
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83013Q509	13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS
Psagot Investment House Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
443,244 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
545,170 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,170 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
16.60% (*) (**)

12	TYPE OF REPORTING PERSON (See instructions)
CO

(*) The securities reported herein are beneficially owned by (i) portfolio accounts managed by Psagot Securities Ltd. and Psagot Exchange Traded Notes Ltd., (ii) mutual funds managed by Psagot Mutual Funds Ltd., (iii) provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., and (iv) hedge fund accounts managed by Pareto Optimum, LP. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd., and Pareto Optimum, LP (the “Subsidiaries”) is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, pension funds, or hedge funds, as the case may be.  This Statement shall not be construed as an admission by Psagot Investment House Ltd. or by any of  the Subsidiaries that it is the beneficial owner of any of the securities covered by this Statement, and each of  Psagot Investment House Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities.

(**) Based on 3,283,172 shares of common stock outstanding as of December 31, 2020 (as reported on Bloomberg LP).

CUSIP No. 83013Q509	13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS
Psagot Provident Funds and Pension Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
316,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
316,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.65% (*)

12	TYPE OF REPORTING PERSON (See instructions)
CO

 (*) Based on 3,283,172 shares of common stock outstanding as of  December  31, 2020 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer:

SIYATA MOBILE INC.

(b)	Address of Issuer's Principal Executive Offices:

Montreal, QC, CA

Item 2. (a)	Name of Person Filing:

1.	Psagot Investment House Ltd.

2.	Psagot Provident Funds and Pension Ltd.

The securities reported herein are beneficially owned as follows:

•	101,926 shares (representing 3.10% of the total common shares outstanding) beneficially owned by portfolio accounts managed by Psagot Securities Ltd.
•	316,666 shares (representing 9.65% of the total common shares outstanding) beneficially owned by pension funds managed by Psagot Provident Funds and Pension Ltd.
•	3,598 shares (representing 0.11% of the total shares of common shares outstanding) beneficially owned by Psagot Mutual Funds Ltd managed by Psagot Mutual Funds Ltd.
•	122,980 shares (representing approximately 3.75% of the total common shares outstanding) beneficially owned by Pareto Optimum, LP.

Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

(b)	Address of Principal Business Office:

The address of each of the Subsidiaries is 14 Ahad Ha’am Street, Tel Aviv 6514211, Israel.

(c)	Citizenship:

Each of the Subsidiaries is of Israeli citizenship

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

83013Q509

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

           The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. This Statement shall not be construed as an admission by Psagot Investment House Ltd. or by any of the Subsidiaries that it is the beneficial owner of any of the securities covered by this Statement, and each of Psagot Investment House Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2021

Psagot Investment House Ltd. /S/ Shlomo Pasha ——————————— By: Shlomo Pasha* Title: Senior Deputy C.E.O. C.F.O. /S/ Idan Ben Naim ——————————— By: Idan Ben Naim* Title: VP Head Of Legal Department

February 10, 2021

Psagot Provident Funds and Pension Ltd /S/ Gat Megiddo ——————————— By: Gat Megiddo * Title: Chief Investment Officer /S/ Etty Asis ——————————— By: Etty Asis * Title: VP Headquarters manager

*Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO.          DESCRIPTION

Exhibit 1	Attorney's Certification dated February 10, 2021 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.

Exhibit 2	Attorney's Certification dated February 14, 2021 certifying the signature authority of person(s) signing on behalf of Psagot Provident Funds and Pension Ltd.